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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Mangano, Ross J. (Last) (First) (Middle)		USRT (OTC)

	112 West Jefferson Boulevard, Suite 613 (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			1/17/2003

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	South Bend, Indiana 46601 (City) (State) (Zip)		☒	Director	☒	10% Owner		☒ Form Filed by One Reporting Person
			☐	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).
Potential persons who are to respond to the collection of Information contained in this form are not Required to respond unless the form displays a currently valid OMB control number.

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock													75,000		D

	Common Stock													949,401		I		(1)

	Common Stock													62,500		I		(2)

	Common Stock													62,500		I		(3)

	Common Stock													62,500		I		(4)

	Common Stock													62,500		I		(5)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Warrants

	Warrants

	Warrants

	Warrants

	Warrants

	Warrants

	Warrants

	Warrants

	Warrants

	Warrants

	Convertible Note		$1.13		1/17/03				S(10)				317,290

	Convertible Note		$1.13		1/17/03				S(10)				317,290

	Convertible Note		$1.13		1/17/03				S(10)				317,290

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	Immed.	10/02/03		Com.	60,000				133,621		D

	Immed.	2/21/05		Com.	73,621				133,621		D

	Immed.	8/28/03		Com.	17,543				558,707		I		(1)

	Immed.	10/02/03		Com.	233,333				558,707		I		(1)

	Immed.	2/21/05		Com.	307,831				558,707		I		(1)

	Immed.	10/02/03		Com.	29,166				64,955		I		(2)

	Immed.	2/21/05		Com.	35,788				64,955		I		(2)

	Immed.	10/02/03		Com.	29,166				64,955		I		(3)

	Immed.	2/21/05		Com.	35,788				64,955		I		(3)

	Immed.	10/02/03		Com.	29,166				64,955		I		(4)

	Immed.	2/21/05		Com.	35,788				64,955		I		(4)

	Immed.	10/02/03		Com.	29,166				64,955		I		(5)

	Immed.	2/21/05		Com.	35,788				64,955		I		(5)

	Immed.	08/15/05		Com.	123,077				551,615		I		(6)

	Immed.	09/25/05		Com.	124,615				551,615		I		(6)

	Immed.	2/21/05		Com.	303,923				551,615		I		(6)

	Immed.	7/15/12		Com.	103,500				103,500		I		(7)

	Immed.	7/15/12		Com.	103,500				103,500		I		(8)

	Immed.	7/15/12		Com.	103,500				103,500		I		(9)

	Immed.	7/1/09		Com.	317,290		(10)		0		I		(7)

	Immed.	7/1/09		Com.	317,290		(10)		0		I		(8)

	Immed.	7/1/09		Com.	317,290		(10)		0		I		(9)

Explanation of Responses:

(1) Shares of common stock and warrants to purchase common stock are owned by Jo & Co., which Mr. Mangano may be deemed to be beneficial owner of in his capacity as its partner. Mr. Mangano disclaims any beneficial ownership of these shares or warrants, except to the extent that he may have a pecuniary interest.

(2) Shares of common stock and warrants to purchase common stock are owned by the Joseph D. Oliver Trust--GO Cunningham Fund, which Mr. Mangano may be deemed to be beneficial owner of in his capacity as its trustee. Mr. Mangano disclaims any beneficial ownership of these shares or warrants, except to the extent that he may have a pecuniary interest.

(3) Shares of common stock and warrants to purchase common stock are owned by the Joseph D. Oliver Trust--James Oliver II Fund, which Mr. Mangano may be deemed to be beneficial owner of in his capacity as its trustee. Mr. Mangano disclaims any beneficial ownership of these shares or warrants, except to the extent that he may have a pecuniary interest.

(4) Shares of common stock and warrants to purchase common stock are owned by the James D. Oliver, Jr. Trust, which Mr. Mangano may be deemed to be beneficial owner of in his capacity as its trustee. Mr. Mangano disclaims any beneficial ownership of these shares or warrants, except to the extent that he may have a pecuniary interest.

(5) Shares of common stock and warrants to purchase common stock are owned by the Susan C. Oliver Trust, which Mr. Mangano may be deemed to be beneficial owner of in his capacity as its trustee. Mr. Mangano disclaims any beneficial ownership of these shares or warrants, except to the extent that he may have a pecuniary interest.

(6) Warrants to purchase common stock are owned by Troon & Co., which Mr. Mangano may be deemed to be beneficial owner of in his capacity as partner and trustee. Mr. Mangano disclaims any beneficial ownership of these warrants, except to the extent that he may have a pecuniary interest.

(7) Warrants to purchase common stock and the convertible note are owned by the JOC Trust, which Mr. Mangano may be deemed to be beneficial owner of in his capacity as its trustee. Mr. Mangano disclaims any beneficial ownership of these warrants or the convertible note, except to the extent that he may have a pecuniary interest.

(8) Warrants to purchase common stock and the convertible note are owned by the ACM Trust, which Mr. Mangano may be deemed to be beneficial owner of in his capacity as its trustee. Mr. Mangano disclaims any beneficial ownership of these warrants or the convertible note, except to the extent that he may have a pecuniary interest.

(9) Warrants to purchase common stock and the convertible note are owned by the JCW Trust, which Mr. Mangano may be deemed to be beneficial owner of in his capacity as its trustee. Mr. Mangano disclaims any beneficial ownership of these warrants or the convertible note, except to the extent that he may have a pecuniary interest.

(10) These convertible notes (the "Notes") accrue interest at 7.5%, compounded quarterly, and payable at maturity. The principal of and accrued interest on the Notes is convertible into the Company's common stock at $1.13 per share. The Notes are redeemable by the Company or Cypress Communications, Inc., a Delaware corporation, at any time by payment of the outstanding principal balance and accrued interest. In the event that the Notes are redeemed, the holders of the Notes are entitled to exercise warrants to purchase the number of shares of common stock of the Company that the Notes were convertible into on the redemption date at $1.13 per shares. The Notes were sold by the JOC Trust, the ACM Trust and the JCM Trust for a total purchase price of $1,576,148.15 (the "Purchase Price"), which covers the Notes, the warrants exercisable upon conversion of the Notes, and an aggregate amount of 10.4 shares of the Company's Series A Preferred Stock, pursuant to that certain Securities Purchase Agre ement dated January 17, 2002.

/s/ ROSS J. MANGANO	1/17/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.